Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Summary of Proceedings and Voting Results of the Meeting of the Secured Creditors of Tata Motors Limited (“the Company”) convened by the Hon’ble National Company Law Tribunal, Mumbai Bench (“NCLT”) held on March 5, 2021

Mumbai, March 5, 2021: Pursuant to the order dated January 4, 2021 and corrigendum dated January 13, 2021 to the said order (‘Order’) passed by the Hon’ble National Company Law Tribunal, Mumbai Bench (‘Hon’ble Tribunal’ or ‘NCLT’), and in compliance with applicable provisions of the Companies Act, 2013 (“the Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’), the Meeting of the secured creditors of the Company (“Meeting”) was held on Friday, March 5, 2021 at 2.30 p.m. IST through two-way video conferencing (“VC”)/ other audio visual means (“OAVM”) to transact the business contained in the Notice dated January 22, 2021 (“Notice”), for approval of Scheme of arrangement between the Company and TML Business Service Analytics Limited and their respective shareholders (“Scheme”). We would like to inform that the business contained in the Notice was transacted and passed by the secured creditors with requisite majority.

In this regard, please find enclosed the following:

i.Summary of the proceedings of the meeting of the Company, as required under Regulation 30 and Part A of Schedule Ill of the SEBI Listing Regulations - Annexure A.

ii.The Scrutinizer’s Report dated March 5, 2021, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexure B.

The meeting concluded at 3:05 p.m. (IST).

The Voting Results alongwith the Scrutinizer’s Report is available on the Company’s website at www.tatamotors.com and the National Securities Depository Limited at www.evoting.nsdl.com.

You are requested to kindly take the same on record.

Annexure A

Summary of proceedings of the meeting of the secured creditors of Tata Motors Limited (“the Transferor Company”/“the Company”) convened by the Hon’ble National Company Law Tribunal, Mumbai Bench on March 5, 2021

The meeting of the secured creditors of the Company convened by the Hon’ble National Company Law Tribunal, Mumbai Bench (“NCLT”) was held on Friday, March 5, 2021 at 2.30 p.m. IST through two-way video conferencing (‘VC’)/ other audio visual means (“OAVM”). The Company while conducting the meeting adhered to the order dated January 4, 2021 and corrigendum dated January 13, 2021 to the said order (‘Order’), Ministry of Corporate Affairs (“MCA”) Circulars, Securities and Exchange Board of India (“SEBI”) Circulars, and other social distancing norms in view of the outbreak of COVID -19 pandemic.

Mr Vispi Patel, Deputy Company Secretary, welcomed the secured creditors to the meeting and briefed them on certain points relating to the participation at the meeting through VC.

Mr N Chandrasekaran, Chairman appointed to conduct the meeting by NCLT chaired the meeting. He informed that the meeting was convened pursuant to the Order of NCLT in the matter of the Scheme of Arrangement between the Company and TML Business Analytics Services Limited (“the Transferee Company”) and their respective shareholders (“Scheme”). The requisite quorum being present, the Chairman called the meeting to order. He informed the secured creditors that the proceedings of the meeting was video recorded and live streaming was webcast on National Securities Depository Limited (“NSDL”) website.

The Chairman informed that all the Directors of the Company except Ms. Hanne Sorensen and Mr Thierry Bolloré attended the meeting. He welcomed all the Directors and requested them to introduce themselves to the secured creditors. He informed that respective chairperson of the Audit Committee, the Nomination and Remuneration Committee and the Stakeholders’ Relationship Committee were also present at the meeting. He then introduced the Chief Financial Officer and Deputy Company Secretary present with him at the common venue. The Company’s Statutory Auditors and Secretarial Auditors were also present at the meeting through VC.

The Registers as required under the Companies Act, 2013 (“Act”) and other relevant documents mentioned in the Notice were available for inspection in electronic mode. Since there was no physical attendance of secured creditors and in compliance with the Order, the requirement of appointing proxies was not applicable, except for the authorized representatives of corporate secured creditors.

The Notice of the meeting, the Explanatory Statement under Sections  230(3), 232(2) and 102 of the Act read with rules framed thereunder and the Scheme have already been dispatched to all the secured creditors. In addition, advertisements containing Notice of the meeting were duly published in newspapers, in accordance with the directions of the NCLT. With the consent of the secured creditors, the Notice convening the meeting was taken as read.

At the request of the Chairman, Mr P B Balaji, Group Chief Financial Officer provided a brief summary of the Scheme, including salient features and rationale of the Scheme.

The following resolution set out in the Notice convening the meeting was put up to the secured creditors for voting:

Item No.	Details of the Agenda	Resolution required
1.	For approval of the Scheme of Arrangement between Tata Motors Limited (“Transferor Company”) and TML Business Analytics Services Limited (“Transferee Company”) and their respective shareholders.	Special

* majority of persons representing three fourth in value as per Section 230(6) of the Companies Act, 2013.

The Deputy Company Secretary informed the secured creditors that as directed in the Order, the Company had provided secured Creditors the facility to exercise their right to vote on the resolution by remote e-voting facility provided by National Securities Depository System (“NSDL”) during the meeting. The voting rights of the secured creditors was in the same proportion to the amount outstanding in the Company as on September 30, 2020.

The Deputy Company Secretary also informed that Mr P N Parikh (Membership No. FCS 327) of M/s Parikh & Associates, Practicing Company Secretaries was the Scrutinizer appointed by the NCLT to scrutinize the votes cast during the meeting, in an independent and fair manner.

The Chairman requested the secured creditors, who were present at the meeting to cast their vote.

The Chairman thanked the secured creditors for attending and participating in the meeting and requested the secured creditors to continue voting for next 15 minutes. The Chairman authorized Vispi S Patel, Deputy Company Secretary to carry out the voting process and declare the voting results of the voting. The Chairman thanked the secured creditors for their continuing support and for attending and participating in the meeting. After 15 minutes, Mr Patel informed the secured creditors that the voting results alongwith the scrutinizers report would be disseminated through the stock exchanges, placed on the websites of the Company viz. www.tatamotors.com and the National Securities Depository Limited viz. www.evoting.nsdl.com within 48 hours from the conclusion of the meeting.

The meeting concluded at 3.05 p.m. IST.

The Scrutinizer's Report was received after the conclusion of the Meeting on March 5, 2021 and as set out therein the said resolution was declared passed with the requisite majority.

ANNEXURE B
PARIKH & ASSOCIATES	Office
COMPANY SECRETARIES	111, 11th Floor, Sai-Dwar CHS Ltd
Sab TV Lane, Opp Laxmi Industrial Estate,
Off Link Road, Above Shabari Restaurant,
Andheri (W), Mumbai : 400053
Tel No 26301232 / 26301233 / 26301240
Email : cs@parikhassociates.com
parikh.associates@rediffmail.com

To,

The Chairman of the NCLT convened meeting of Secured Creditors

TATA MOTORS LIMITED

CIN: L28920MH1945PLC004520

Bombay House, 24, Homi Mody Street,

Mumbai 400001

Dear Sir,

Sub:

Scrutinizer’s report on the results of voting by Secured Creditors of Tata Motors Limited through remote e-voting conducted during the National Company Law Tribunal, Mumbai Bench (“Hon’ble Tribunal”) convened meeting of Secured Creditors of Tata Motors Limited held on Friday, March 5, 2021 at 2.30 p.m. IST through video conferencing /other audio visual means

I, P. N. Parikh (FCS 327) of M/s. Parikh & Associates, Practicing Company Secretaries, have been appointed by the Hon’ble  Tribunal, by its order dated January 4, 2021 and corrigendum dated January 13, 2021 to the said order (hereinafter collectively referred to as “Order”), as the Scrutinizer. The said appointment was for the purpose of scrutinizing the electronic voting process during the meeting, in a fair and transparent manner, of the Secured Creditors of Tata Motors Limited convened by the Order and held on Friday, March 5, 2021 at 02.30 p.m. IST (“Meeting”) through video conferencing/other audio visual means, pursuant to the provisions of the Companies Act, 2013 (“Act”) read with applicable rules made thereunder on the below mentioned resolution seeking approval of Secured Creditors to the Scheme of Arrangement between Tata Motors Limited (“Transferor Company” or “Company”) and TML Business Analytics Services Limited ( “Transferee Company”) and their respective shareholders under Sections 230 to 232 of the Companies Act, 2013  (“Scheme”).

The Notice dated January 22, 2021 along with the Scheme, Explanatory Statement under Sections 230(3), 232(1), 232(2) and 102 of the Companies Act, 2013 (“Act”) read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other annexures (“Notice”) as confirmed by the Company was sent to the Secured Creditors in respect of the below mentioned resolution proposed at the Meeting.

The Company had provided the Secured Creditors the facility to exercise their right to vote on the resolution proposed to be considered at the Meeting through e-voting by using the electronic voting system provided by National Securities Depositories Limited (“NSDL”) (remote e-voting).

The voting rights of the Secured Creditors were in proportion to their outstanding amount in the Company as on September 30, 2020.

The Management of the Company is responsible to ensure the compliance with the requirements of the Act and Rules framed thereunder relating to voting through remote e-voting during the Meeting on the resolution contained in the Notice. My responsibility as scrutinizer for the voting by remote e-voting during the Meeting is restricted to making a Scrutinizers Report of the votes cast in favour or against the Resolution.

The remote e-voting module during the Meeting was disabled by NSDL for voting after 15 minutes of the conclusion of the Meeting.  After the closure of the voting at the Meeting of the Secured Creditors, the report on the remote e-voting done during the Meeting was unblocked and counted.

I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system. The downloaded data was reconciled with the records maintained by the Company and the authorizations lodged with the Company.

I now submit my report as under on the result of electronic voting during the Meeting in respect of the said Resolution.

Resolution:

“RESOLVED that pursuant to the provisions of Sections 230 to 232 and other applicable provisions of the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, provisions of Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017 issued by the Securities and Exchange Board of India, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 as amended from time to time, the Memorandum and Articles of Association of the Company and subject to the approval of the Hon’ble National Company Law Tribunal, Mumbai Bench (hereinafter referred to as ‘the Tribunal’) and subject to such other approvals, permissions and sanctions of regulatory or other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Tribunal or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the ‘Board’, which term shall be deemed to mean and include one or more Committee(s) constituted/ to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the arrangement embodied in the proposed Scheme of Arrangement between Tata Motors Limited (‘Transferor Company’) and TML Business Analytics Services Limited (‘Transferee Company’) and their respective shareholders (‘Scheme’) enclosed with the Notice of the Meeting, be and is hereby approved.

RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Tribunal while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme, as the Board may deem fit and proper.”

(i)	Voted in favour of the resolution:

Number of Secured Creditors present and voting	Value of votes (in terms of amount outstanding) cast by them (in Rs. Crs)	% of total value of valid votes cast
8	6,570	100.00

(ii)	Voted against the resolution:

Number of Secured Creditors present and voting	Value of votes (in terms of amount outstanding) cast by them (in Rs.)	% of total value of valid votes cast
Nil	Nil	N.A.

(iii)	Invalid votes:

Total number of Secured Creditors whose votes were declared invalid	Total value of votes (in terms of amount outstanding) cast by them (in Rs.)
Nil	Nil

All registers, relevant records and other incidental documents related to remote e-voting during the Meeting were handed over to the Deputy Company Secretary of the Company for safe keeping.

Thanking you.

Yours faithfully,

P.N. Parikh

Parikh & Associates
Practising Company Secretaries
FCS: 327 CP No.: 1228
111,11th Floor, Sai Dwar CHS Ltd

Sab TV Lane, Opp. Laxmi Indl. Estate,

Off Link Road, Above Shabari Restaurant,
Andheri West, Mumbai – 400053

Place: Mumbai
Dated: March 5, 2021

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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